NESTOR, INC.	42 Oriental Street - Third Floor Providence, RI 02908 (401) 274-5658, Fax (401) 274-5707
15 June 2006

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attn: Maryse Mills-Apenteng, Esq.

Re:	Nestor, Inc.
Preliminary Proxy Statement
Filed June 5, 2006
File No. 000-12965

Ladies and Gentlemen:

We are responding to your comments related in a telephone call from Maryse Mills-Apenteng to Benjamin M. Alexander on June 14, 2006 on our Preliminary Proxy Statement referenced above.  Those comments are paraphrased below.

We intend to file our definitive proxy statement following your review of the responses herein to those comments, which definitive proxy statement will include the additional disclosure described in this letter.

Comment 1.
In Proposal 2, on page 17, you refer to “[t]he total number of shares currently issuable upon full conversion of the Secured Notes and full exercise of the Warrants is 10,324,822” and in Proposal 3, on page 18, you note that “the Company will be obligated to reserve for issuance a total of 12,357,027 shares.” Please clarify the discrepancy.

Response
The terms of the transaction require us to reserve shares in excess of the underlying shares. We will provide additional disclosure at the end of the paragraph in question on page 17, explaining that shares in excess of the underlying shares will be reserved. The additional disclosure will read:

The terms of the Transaction require the Company to keep reserved for issuance at all times 120% of the number of shares then issuable upon conversion of the Secured Notes, upon exercise of the Investor Warrants and upon exercise of the Cowen Warrants.  The Company is also required to reserve for issuance the number of shares issuable upon exercise of the 5% Warrants.  These terms require us currently to reserve a total of 12,357,027 shares for issuance in connection with the conversion of the Secured Notes and the exercise of the Warrants.

Securities and Exchange Commission Division of Corporate Finance
15 June 2006

Comment 2.	Please describe the anti-takeover effects of Proposal Number 3, the authorization of additional capital, in accordance with Release 34-15230.

Response
We will revise our disclosure by adding an additional paragraph at the end of the section captioned “Purpose and Effect of the Proposed Amendment,” which section begins on page 18. The new paragraph, which will appear on page 19, will read:

In addition, because the increase in the authorized capital stock will create a substantial number of additional shares of common stock in excess of those being reserved for issuance in connection with the Transaction or otherwise, the increase in the authorized capital stock may be construed as having an anti-takeover effect, as Nestor would be able to issue additional shares of common stock to make more difficult or discourage an attempt to acquire control of Nestor without further stockholder action. The proposed increase in the authorized capital stock is not intended to inhibit a change in control of Nestor and Nestor does not intend to use the increased authorized capital stock for anti-takeover purposes. Neither the Nestor Board nor Nestor's management is aware of any effort to obtain control of Nestor by means of a tender offer, proxy contest or otherwise.

In connection with responding to your comments, we acknowledge that:

—	the company is responsible for the adequacy and accuracy of the disclosure in the filing.

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses to your comments and related matters, please contact the undersigned at (401) 274-5658, ext. 738. Thank you for your consideration and assistance.

Very truly yours,
/s/ Benjamin M. Alexander
Benjamin M. Alexander
BMA/mab